UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2010

Commission File Number 001-16429

ABB Ltd

(Translation of registrant’s name into English)

P.O. Box 1831, Affolternstrasse 44, CH-8050, Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indication by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of the following:

1.               Press release issued by ABB Ltd dated February 18, 2010.

2.               Announcements regarding transactions in ABB Ltd’s securities made by the directors or members of the Executive Committee.

The information provided by Item I above is deemed filed for all purposes under the Securities Exchange Act of 1934, including by reference in the Registration Statement on Form S-8 (Registration No. 333-129271).

Press Release

Q4 results: Strong execution, resilient portfolio

•                  Fast cost take-out keeps full-year EBIT margin well within target range — 2-year savings program expanded to $3 billion

•                  Pace of base order decline year-on-year slows in Q4, stabilizes versus Q3 2009

•                  Q4 net income was $540 million after approx. $350 million of restructuring-related expense

•                  Record cash from operations for Q4 of $1.8 billion

•                  Proposal to increase dividend 6 percent to CHF 0.51 per share

Zurich, Switzerland, Feb. 18, 2010 — ABB reported earnings before interest and taxes (EBIT) of almost $800 million in the quarter, despite approximately $350 million in restructuring-related charges. Full-year profitability was well within the company’s EBIT margin target range of 11-16 percent on a combination of rapid cost take-out and solid operational execution.

Combined with record cash from operations and double-digit order growth from emerging markets, the results “show the resilience of ABB’s business portfolio and geographic scope, as well as our ability to execute in a tough market environment,” said Chief Executive Officer Joe Hogan.

Orders declined to $7.5 billion, equivalent to a local-currency reduction of 5 percent(1) as lower demand mainly in mature markets outweighed continued growth in emerging markets in both power infrastructure and industrial equipment. Orders stabilized compared with third-quarter 2009 levels.

Revenues for the quarter were $8.8 billion, down 12 percent in local currency but the second-highest level of revenues in a quarter. Cost savings amounted to more than $500 million in the quarter.

Net income amounted to $540 million and cash flow from operations reached a record $1.8 billion, mainly the result of lower inventories and efforts to improve customer collections.

“By acting quickly and decisively, we delivered a 2009 result well within our profitability target, despite the worst recession in memory,” said CEO Hogan. “We are in a stronger position today than we were a year ago and have successfully positioned ourselves for growth as the economy recovers.

“We’re encouraged that the year-on-year rate of order decline slowed in the fourth quarter and that base orders were slightly higher than the third quarter of 2009,” Hogan said. “We’ll continue to aggressively pursue growth in emerging markets and opportunities globally to improve industrial productivity, lower energy consumption and tackle climate change. At the same time, cost will remain a key focus. We have therefore expanded our cost savings target to $3 billion to ensure we remain within our profitability target.”

2009 Q4 and full-year key figures

			Change				Change
$ millions unless otherwise indicated	Q4 09	Q4 08	US$	Local	FY 2009	FY 2008	US$	Local
Orders	7,450	7,183	4%	-5%	30,969	38,282	-19%	-13%
Order backlog (end Dec)	24,771	23,837	4%	-1%
Revenues	8,761	9,140	-4%	-12%	31,795	34,912	-9%	-4%
EBIT	798	459	74%		4,126	4,552	-9%
as % of revenues	9.1%	5.0%			13.0%	13.0%
Net income	540	213	154%		2,901	3,118	-7%
Basic net income per share ($)	0.24	0.09			1.27	1.36
Dividend per share (CHF)*					0.51	0.48	6%
Cash flow from operations	1,783	1,395			4,027	3,958
Free cash flow					3,089	2,888
As % of net income					106%	93%
Return on capital employed					27%	31%

* Proposed by the Board of Directors

(1) Management discussion of orders and revenues focuses on local currency changes. U.S. dollar changes are reported in the results tables.

Summary of Q4 2009 results

Orders received and revenues

Fourth-quarter orders decreased 5 percent compared to the same quarter in 2008 (increased 4% in US$ terms) as continued weak demand from most of ABB’s industrial markets outweighed customer investments in power transmission systems and equipment. Orders received were supported by a 61-percent increase in large orders (above $15 million) to $1.4 billion (up 79% in US$). Large orders accounted for 19 percent of total orders received, compared with 11 percent in the same period a year earlier. Base orders (below $15 million) declined by 13 percent in the quarter (down 5% in US$) following two consecutive quarters of more than 20-percent decreases. Base orders were 2 percent higher in local currencies (5 percent higher in US$) compared to the third quarter of 2009.

Regionally, orders in local currencies were higher versus the fourth quarter of 2008 in Asia and the Middle East and Africa as investments continued in power grid expansion in the emerging markets. Demand for industrial products also increased in both regions. In Europe and the Americas, continued weak demand in most of the company’s end markets resulted in lower orders in both the power and automation businesses. Orders from emerging markets accounted for 51 percent of total orders received and grew 15 percent in the fourth quarter compared with an order decrease in mature economies of almost 20 percent.

Revenues declined as weaker revenues in shorter-cycle businesses offset execution of the order backlog, reflecting the weaker business environment in recent quarters. Service revenues were 2 percent lower (up 7 percent in US$) compared with the fourth quarter of 2008.

The order backlog at the end of December 2009 amounted to $24.8 billion, a local-currency decrease of 1 percent compared with the end of 2008 (up 4 percent in US$) and down 5 percent in both local currencies and U.S. dollars compared to the end of the previous quarter.

Earnings before interest and taxes

EBIT and EBIT margin increased compared with the same quarter a year earlier. EBIT in the fourth quarter of 2009 included restructuring-related costs of approximately $350 million associated with the two-year, $2-billion cost take-out program announced a year ago (costs for the full year amounted to approximately $520 million). In addition, EBIT in the fourth quarter of 2008 included approximately $870 million in provisions related to compliance investigations, a value-added tax charge and restructuring-related charges.

Excluding the impact of restructuring-related costs and the mark-to-market valuation of hedging transactions, the EBIT margin in the fourth quarter of 2009 was 13.2 percent, a decline of 1.5 percentage points compared to the EBIT margin in the same quarter in 2008 after adjustment for restructuring-related charges, the mark-to-market valuation of hedging transactions and other previously-announced provision adjustments.

This decrease primarily reflects the impacts of price erosion and lower capacity utilization.

EBIT and EBIT margin were positively impacted by cost savings amounting to more than $500 million in the quarter. In the full year, the cost take-out program generated savings in excess of $1.5 billion.

Net income

Fourth-quarter net income amounted to $540 million. The tax rate for the full year was 24 percent, mainly the result of the favorable tax impact from the adjustment of provisions in the third quarter of 2009.

Balance sheet and cash flow

Net cash at the end of the fourth quarter was $7.2 billion compared with $5.8 billion at the end of the previous quarter. Cash flow from operations amounted to a record $1.8 billion, an increase of approximately $400 million compared with the same quarter in 2008, mainly the result of improved working capital management, especially improved cash collection and lower inventories.

Increased dividend

ABB’s Board of Directors proposes a dividend for 2009 of 0.51 Swiss francs per share, an increase of 0.03 Swiss francs per share, or 6 percent, compared to the prior year. The Board also proposes that the dividend takes the form of a reduction in the nominal (par) value of the shares from 1.54 Swiss francs to 1.03 Swiss francs. The proposal is subject to approval by shareholders at the company’s annual general meeting on April 26, 2010. If approved, the ex-dividend and payout date in Switzerland is expected in July 2010.

ABB is not actively pursuing purchases under the 2.2-billion Swiss-franc share buyback program announced in 2008. The company has so far spent approximately 650 million Swiss francs on the program, which has not been active since September 2008. At the 2010 annual general meeting, the company intends to propose the cancellation of the shares repurchased under the program.

Cost reductions

ABB continued to execute its cost take-out program during the fourth quarter. The company has also decided to increase the savings target to ensure it can maintain its EBIT margin within its target range of 11-16 percent. The program now aims to sustainably reduce ABB’s costs — comprising both cost of sales as well as general and administrative expenses — from 2008 levels by a total of $3 billion by the end of 2010, compared with the previously announced level of $2 billion. The savings are focused on low-cost sourcing, reduced general and administrative expenses, internal process improvements and adjustments to ABB’s global manufacturing and engineering footprint.

Cost reductions for the full year 2009 were significantly ahead of plan and exceeded $1.5 billion. Approximately 50 percent of these savings were achieved by optimizing global sourcing (excluding changes in commodity prices). The remainder was achieved through reductions to general and administrative expenses, as well as global footprint and operational excellence measures.

Compliance

As previously announced, ABB has disclosed to the US Department of Justice and the US Securities and Exchange Commission various suspect payments.

Also as previously announced, ABB has been cooperating with various antitrust authorities, including the European Commission, regarding their investigations into certain alleged anti-competitive practices in the power transformer business, the cables business and the flexible alternating current transmission systems (FACTS) business. In October 2009, the European Commission announced its decision regarding anti-competitive practices in the power transformer business and imposed a fine of approximately €34 million on ABB.

With respect to these matters, there could be adverse outcomes beyond our provisions.

Management appointments and organizational changes

In the fourth quarter ABB announced a reorganization of its automation divisions to align them more closely with customers. Under the announced changes, effective Jan. 1, 2010, the business units in the Automation Products and Robotics divisions have been regrouped into two new divisions — Discrete Automation and Motion, and Low Voltage Products. The Process Automation division remains unchanged except for the addition of the instrumentation business from the Automation Products division (preliminary orders, revenues and EBIT for the new automation divisions for the full years 2007, 2008 and 2009 are available in Appendix I to this press release).

As part of the reorganization, Tom Sjökvist, previously responsible for Automation Products, now heads the new Low Voltage Products division. Ulrich Spiesshofer, previously responsible for Corporate Development on the Executive Committee, takes over the Discrete Automation and Motion division. Anders Jonsson, previously responsible for the Robotics division, remains on the Executive Committee with responsibility for continuing the implementation of ABB’s current cost take-out program as well as the company’s Global Footprint program. Veli-Matti Reinikkala remains head of the Process Automation division.

Outlook

ABB’s fourth-quarter orders stabilized versus the third quarter of 2009. ABB has seen what it believes is a bottoming of its short cycle businesses. However, given the longer-term nature of the ABB portfolio, management’s outlook for the company’s businesses for 2010 and the overall economy remains uncertain.

The drivers of ABB’s businesses, fueled mainly by the need to build and upgrade energy infrastructure, address climate change and the increasing importance of emerging markets in the global economy, continue to offer attractive growth opportunities.

The need for more efficient and reliable power transmission and distribution and the integration of renewable energies into existing power grids remains in all regions. As energy and commodity prices increase, and as globalization promotes more competition, industrial customers in all parts of the world require automation solutions for new capacity and to lower costs, improve quality and increase the productivity of their existing assets.

The recent global economic downturn, however, has resulted in overcapacity in some customer sectors and has reduced the amount of capital available for investment in others. It remains unclear at this time when and how quickly customer investments in these sectors will recover.

As a result of these factors, management will maintain a cautious outlook for 2010 until there is a clearer view of the overall direction of the global economy.

Therefore, in 2010 management will focus both on adjusting costs and taking advantage of its global footprint, strong balance sheet and leading technologies to tap further opportunities for profitable growth.

Update on 2007-11 targets

ABB remains confident that it can continue to achieve a Group full-year EBIT margin within its target corridor of 11-16 percent of revenues. The company also reiterates its commitment to the divisional EBIT margin targets (following the realignment of the automation divisions announced in November 2009, the respective original divisional targets have been recalculated and are presented in Appendix I to this press release).

ABB also confirms its target for free cash flow as a percentage of net income at an average 100 percent over the period 2007-11.

The ability of the company to achieve the remaining targets — revenue and earnings per share growth and return on capital employed — is contingent on the pace of economic recovery in 2010 and 2011.

Divisional performance Q4 2009

Power Products

			Change				Change
$ millions unless otherwise indicated	Q4 09	Q4 08	US$	Local	FY 2009	FY 2008	US$	Local
Orders	2,667	2,615	2%	-5%	10,940	13,627	-20%	-14%
Order backlog (end Dec)	8,226	7,977	3%	-2%
Revenues	3,109	3,208	-3%	-9%	11,239	11,890	-5%	-1%
EBIT	495	444	11%		1,969	2,100	-6%
as % of revenues	15.9%	13.8%			17.5%	17.7%
Cash flow from operating activities	754	578			1,977	1,575

Orders received decreased in the fourth quarter (up 2 percent in US$) as lower demand in mature economies offset higher power infrastructure investments in emerging markets. Orders increased 3 percent in Asia (9 percent in US$) and were 24 percent higher in the Middle East and Africa (up 37 percent in US$). In Europe, orders were stable compared with the same quarter in 2008 (up 8 percent in US$) as a strong increase in eastern Europe compensated a decline in western Europe. Weakened demand from both the utility and industrial sectors in the U.S. resulted in an order decline of 25 percent for the Americas (21% in US$). The decrease in orders also reflects lower prices from weaker market conditions and pass-through of reduced commodity costs.

The division reported the second-highest level of revenues ever in the quarter, down from the record achieved in the fourth quarter a year earlier. Lower revenues from shorter-cycle businesses related to the industrial and construction sectors, such as medium-voltage equipment and distribution transformers, were partly offset by higher revenues from longer-cycle businesses, such as large power transformers.

EBIT in the quarter included restructuring-related costs of $39 million. The EBIT margin in the quarter was positively impacted by a favorable product revenue mix.

Power Systems

			Change				Change
$ millions unless otherwise indicated	Q4 09	Q4 08	US$	Local	FY 2009	FY 2008	US$	Local
Orders	1,863	1,456	28%	16%	7,830	7,408	6%	17%
Order backlog (end Dec)	9,675	7,704	26%	20%
Revenues	1,908	1,902	0%	-7%	6,549	6,912	-5%	1%
EBIT	66	181	-64%		388	592	-34%
as % of revenues	3.5%	9.5%			5.9%	8.6%
Cash flow from operating activities	242	98			333	424

Fourth-quarter orders grew strongly and contributed to a record annual order intake for the division. The growth was largely driven by continued emerging market investment in power generation and transmission capacity as well as related grid enhancements. Large orders for substations and rail-related power infrastructure in India and the power infrastructure build-up in the Middle East accounted for a significant share of the growth. This more than offset the lower quarterly order intake in Europe and the Americas, mainly resulting from reduced investments in the industrial and power distribution sectors.

Revenues were driven mainly by the order backlog execution schedule and decreased during the quarter in local currencies. The revenue development also reflected the lower level of base orders during the year. EBIT and EBIT margin were negatively impacted by $76 million in restructuring-related charges aimed primarily at adjusting capacity in specific geographic markets.

Automation Products

			Change				Change
$ millions unless otherwise indicated	Q4 09	Q4 08	US$	Local	FY 2009	FY 2008	US$	Local
Orders	2,061	2,094	-2%	-10%	8,453	10,872	-22%	-18%
Order backlog (end Dec)	3,557	3,863	-8%	-12%
Revenues	2,448	2,484	-1%	-10%	8,930	10,250	-13%	-9%
EBIT	351	422	-17%		1,330	1,908	-30%
as % of revenues	14.3%	17.0%			14.9%	18.6%
Cash flow from operating activities	537	299			1,525	1,343

Order growth across most businesses in China, India, the Middle East and other emerging markets, driven by increasing industrial production in those areas, was offset by lower orders in Europe and the Americas, reflecting the more uncertain economic environment in the mature economies. Base orders declined by 6 percent in local currencies but orders for low-voltage standard products grew. Orders were negatively impacted by lower prices resulting from a decrease in material costs as well as reduced demand.

Revenues declined in the quarter as execution of the order backlog in businesses such as power electronics only partly compensated lower revenues in motors, drives and low-voltage systems.

EBIT declined on lower revenues and restructuring-related costs of $66 million to adjust production capacity and optimize the manufacturing footprint in response to the changing demand environment.

Process Automation

			Change				Change
$ millions unless otherwise indicated	Q4 09	Q4 08	US$	Local	FY 2009	FY 2008	US$	Local
Orders	1,288	1,452	-11%	-20%	6,200	8,657	-28%	-22%
Order backlog (end Dec)	5,412	6,111	-11%	-17%
Revenues	1,908	2,088	-9%	-17%	7,347	7,815	-6%	-1%
EBIT	199	240	-17%		685	926	-26%
as % of revenues	10.4%	11.5%			9.3%	11.8%
Cash flow from operating activities	303	282			671	1,034

Orders decreased in the quarter as project delays in the marine and minerals sectors offset continued growth in oil and gas and an improvement in metals. After-sales service orders in the marine and minerals industries also grew in the quarter. Total orders were down in all regions in local currencies.

Revenues were lower than the record fourth quarter a year ago as the decrease in orders that began in late 2008 — especially in pulp and paper, metals, minerals and marine — flowed through to revenues. Service revenues, which typically account for about a third of total revenues, were unchanged in local currencies.

EBIT reflects lower revenues and includes restructuring-related charges of $50 million. Excluding these factors, the EBIT margin was above the level in the same quarter a year earlier due to improved project execution, the increasing benefit from cost reduction efforts and stable service revenues.

Robotics

			Change				Change
$ millions unless otherwise indicated	Q4 09	Q4 08	US$	Local	FY 2009	FY 2008	US$	Local
Orders	201	299	-33%	-38%	758	1,658	-54%	-51%
Order backlog (end Dec)	331	545	-39%	-42%
Revenues	231	407	-43%	-47%	970	1,642	-41%	-38%
EBIT	-188	-73			-296	9
as % of revenues	-81.4%	-17.9%			-30.5%	0.5%
Cash flow from operating activities	10	18			-90	49

Robotics orders declined as the steep drop in demand from the global discrete manufacturing sector continued in the fourth quarter. Revenues decreased on a lower opening order backlog and reduced service business.

The division reported an EBIT loss mainly related to changes in its operational footprint and further capacity adjustments in mature markets. Restructuring-related costs in the quarter amounted to $109 million.

More information

The 2009 Q4 results press release and presentation slides are available on the ABB News Center at www.abb.com/news and on the Investor Relations homepage at www.abb.com/investorrelations.

ABB will host a press conference today starting at 10:00 a.m. Central European Time (CET). U.K. callers should dial +44 207 107 06 11. From Sweden, the number is +46 8 5069 2105, and from the rest of Europe, +41 91 610 56 00. Lines will be open 15 minutes before the start of the conference. Audio playback of the call will start one hour after the call ends and will be available for 96 hours: Playback numbers: +44 20 7108 6233 (U.K.), +41 91 612 4330 (rest of Europe) or +1 866 416 2558 (U.S./Canada). The code is 19750, followed by the # key.

A meeting for analysts and investors is scheduled to begin today at 2:00 p.m. CET (8:00 a.m. EST). Callers should dial +1 412 858 4600 (from the U.S./Canada), +44 207 107 0611 (from the U.K.), or +41 91 610 56 00 (the rest of the world). Callers are requested to phone in 10 minutes before the start of the call. The audio playback of the call will start one hour after the end of the call and be available for 24 hours. Playback numbers: +1 866 416 2558 (U.S./Canada) or +41 91 612 4330 (Europe and the rest of the world). The code is 13806, followed by the # key.

Investor calendar 2010
Q1 2010 results	April 22, 2010
Annual General Meeting of shareholders	April 26, 2010
Q2 2010 results	July 22, 2010
Q3 2010 results	Oct. 28, 2010

ABB (www.abb.com) is a leader in power and automation technologies that enable utility and industry customers to improve performance while lowering environmental impact. The ABB Group of companies operates in around 100 countries and employs about 117,000 people.

Zurich, Feb. 18, 2010

Joe Hogan, CEO

Important notice about forward-looking information

This press release includes forward-looking information and statements including the sections entitled “Increased dividend,” “Cost reductions,” “Compliance,” “Outlook and “Update on 2007-11 targets,” as well as other statements concerning the outlook for our business. These statements are based on current expectations, estimates and projections about the factors that may affect our future performance, including global economic conditions, the economic conditions of the regions and industries that are major markets for ABB Ltd. These expectations, estimates and projections are generally identifiable by statements containing words such as “expects,” “believes,” “estimates,” “targets,” “plans” or similar expressions. However, there are many risks and uncertainties, many of which are beyond our control, that could cause our actual results to differ materially from the forward-looking information and statements made in this press release and which could affect our ability to achieve any or all of our stated targets. The important factors that could cause such differences include, among others, business risks related to the financial crisis and economic slowdown, costs associated with compliance activities, the amount of revenues we are able to generate from backlog and orders received, raw materials prices, market acceptance of new products and services, changes in governmental regulations and currency exchange rates and such other factors as may be discussed from time to time in ABB Ltd’s filings with the U.S. Securities and Exchange Commission, including its Annual Reports on Form 20-F. Although ABB Ltd believes that its expectations reflected in any such forward-looking statement are based upon reasonable assumptions, it can give no assurance that those expectations will be achieved.

For more information please contact:

Media Relations:	Investor Relations:	ABB Ltd
Thomas Schmidt, Wolfram Eberhardt	Switzerland: Tel. +41 43 317 7111	Affolternstrasse 44
(Zurich, Switzerland)	Sweden: Tel. +46 21 325 000	CH-8050 Zurich, Switzerland
Tel: +41 43 317 6568	USA: Tel. +1 203 750 7743
media.relations@ch.abb.com	investor.relations@ch.abb.com

ABB Q4 and full-year 2009 key figures

				Change				Change
$ millions unless otherwise indicated		Q4 09	Q4 08	US$	Local	2009	2008	US$	Local
Orders	Group	7,450	7,183	4%	-5%	30,969	38,282	-19%	-13%
	Power Products	2,667	2,615	2%	-5%	10,940	13,627	-20%	-14%
	Power Systems	1,863	1,456	28%	16%	7,830	7,408	6%	17%
	Automation Products	2,061	2,094	-2%	-10%	8,453	10,872	-22%	-18%
	Process Automation	1,288	1,452	-11%	-20%	6,200	8,657	-28%	-22%
	Robotics	201	299	-33%	-38%	758	1,658	-54%	-51%
	Corporate (consolidation)	-630	-733	14%	23%	-3,212	-3,940	18%	11%
Revenues	Group	8,761	9,140	-4%	-12%	31,795	34,912	-9%	-4%
	Power Products	3,109	3,208	-3%	-9%	11,239	11,890	-5%	-1%
	Power Systems	1,908	1,902	0%	-7%	6,549	6,912	-5%	1%
	Automation Products	2,448	2,484	-1%	-10%	8,930	10,250	-13%	-9%
	Process Automation	1,908	2,088	-9%	-17%	7,347	7,815	-6%	-1%
	Robotics	231	407	-43%	-47%	970	1,642	-41%	-38%
	Corporate (consolidation)	-843	-949	11%	20%	-3,240	-3,597	10%	4%
EBIT	Group	798	459	74%		4,126	4,552	-9%
	Power Products	495	444	11%		1,969	2,100	-6%
	Power Systems	66	181	-64%		388	592	-34%
	Automation Products	351	422	-17%		1,330	1,908	-30%
	Process Automation	199	240	-17%		685	926	-26%
	Robotics	-188	-73	-158%		-296	9	n.a
	Corporate	-125	-755	83%		50	-983	n.a
EBIT margin	Group	9.1%	5.0%			13.0%	13.0%
	Power Products	15.9%	13.8%			17.5%	17.7%
	Power Systems	3.5%	9.5%			5.9%	8.6%
	Automation Products	14.3%	17.0%			14.9%	18.6%
	Process Automation	10.4%	11.5%			9.3%	11.8%
	Robotics	-81.4%	-17.9%			-30.5%	0.5%

Q4 2009 orders received and revenues by region

	Orders received		Change		Revenues		Change
$ millions	Q4 09	Q4 08	US$	Local	Q4 09	Q4 08	US$	Local
Europe	2,872	2,887	-1%	-10%	3,484	3,872	-10%	-18%
Americas	1,415	1,722	-18%	-24%	1,576	1,843	-14%	-20%
Asia	2,079	1,882	10%	4%	2,379	2,394	-1%	-7%
Middle East and Africa	1,084	692	57%	43%	1,322	1,031	28%	19%
Group total	7,450	7,183	4%	-5%	8,761	9,140	-4%	-12%

Full-year 2009 orders received and revenues by region

	Orders received		Change		Revenues		Change
$ millions	2009	2008	US$	Local	2009	2008	US$	Local
Europe	11,983	16,633	-28%	-20%	13,093	15,815	-17%	-10%
Americas	5,996	7,235	-17%	-11%	6,049	6,428	-6%	-2%
Asia	8,197	10,242	-20%	-16%	8,684	8,967	-3%	0%
Middle East and Africa	4,793	4,172	15%	22%	3,969	3,702	7%	10%
Group total	30,969	38,282	-19%	-13%	31,795	34,912	-9%	-4%

Reconciliation of non-GAAP financial measures

(US$ million, unaudited)

EBIT margin
Earnings before interest and taxes (EBIT)	4,126
Revenues	31,795
EBIT margin (EBIT as % of revenues)	13.0%

Finance net
Interest and dividend income	121
Interest and other finance expense	(127)
Finance net	(6)

Free cash flow (FCF) and as a share of net income (cash conversion)
Net cash provided by operating activities	4,027
Changes in financing receivables	(7)
Purchases of property, plant and equipment and intangible assets	(967)
Proceeds from sales of property, plant and equipment	36
Free cash flow	3,089
Net income	2,901
Free cash flow as a share of net income	106%

Free cash flow as a share of net income (also referred to as cash conversion ratio) is a financial measure that is calculated by dividing our FCF by our net income. Management believes FCF and the cash conversion ratio are measures that are helpful in analyzing the cash generated and it uses FCF as a share of net income as a performance target.

Net cash
Short-term debt and current maturities of long-term debt	(161)
Long-term debt	(2,172)
Total debt	(2,333)

Cash and equivalents	7,119
Marketable securities and short-term investments	2,433
Cash and marketable securities	9,552
Net cash	7,219

Net cash is a financial measure that is calculated as cash and equivalents plus marketable securities and short-term investments, less total debt.

Gearing

Total debt	2,333
Total stockholders’ equity, incl. noncontrolling interests	14,473
Gearing	14%

Gearing is a financial measure that is calculated as total debt divided by the sum of total debt plus total stockholders’ equity, including noncontrolling interests. Total debt used for the purpose of calculating net debt and gearing equals long-term debt plus short-term debt and current maturities of long-term debt. Management believes net cash and gearing are helpful in analyzing leverage and considers both measures in evaluating possible financing transactions.

Return on capital employed (ROCE)
= EBIT x (1-tax rate) / Capital employed
EBIT	4,126
Provision for taxes	1,001
Income from continuing operations before taxes	4,120
Tax rate	24%
Capital employed
= fixed assets + net working capital
Property, plant and equipment, net	4,072
Goodwill	3,026
Other intangible assets, net	443
Investments in equity method companies	49
Fixed assets	7,590
Receivables, net	9,451
Inventories, net	4,550
Prepaid expenses	236
Accounts payable, trade	(3,853)
Billings in excess of sales	(1,623)
Accounts payable, other	(1,326)
Advances from customers	(1,806)
Accrued expenses	(1,600)
Net working capital	4,029
Capital employed	11,619
ROCE (after tax)	27%

Return on capital employed (ROCE) is a financial measure defined above that management believes is useful to assess how efficiently we are using our capital. ABB has published a ROCE performance target for 2011.

Appendix I

Preliminary pro forma orders, revenues and EBIT for realigned automation divisions
Unaudited

US$, in millions

	Orders			Revenues			EBIT			EBIT %
Division	2007	2008	2009	2007	2008	2009	2007	2008	2009	2007	2008	2009
Discrete Automation & Motion	6'064	7'129	4'707	5'414	6'588	5'410	836	1'066	555	15.4%	16.2%	10.3%
Low-Voltage Products	4'199	4'865	4'078	4'125	4'747	4'070	696	819	521	16.9%	17.3%	12.8%
Process Automation	8'476	9'244	6'684	6'936	8'397	7'838	707	958	643	10.2%	11.4%	8.2%

Recalculated divisional targets 2007-2011

Original targets (published Sept. 2007)

	Revenue growth(1)	EBIT margin

Power Products	10%	12-17%
Power Systems	11%	6-10%
Automation Products	8%	14-19%
Process Automation	8%	9-14%
Robotics	6%	5-10%

Recalculated original targets for realigned automation divisions

	Revenue growth(1)	EBIT margin
Discrete Automation & Motion	9%	14-19%
Low-Voltage Products	7%	13-17%
Process Automation	8%	9-13%

(1) Compound annual growth rate 2007-11, i.e., base year = 2006

ABB Ltd Interim Consolidated Income Statements (unaudited)

	Year ended		Three months ended
($ in millions, except per share data in $)	Dec. 31, 2009	Dec. 31, 2008	Dec. 31, 2009	Dec. 31, 2008

Sales of products	26,820	29,705	7,298	7,779
Sales of services	4,975	5,207	1,463	1,361
Total revenues	31,795	34,912	8,761	9,140
Cost of products	(19,057)	(20,506)	(5,241)	(5,597)
Cost of services	(3,413)	(3,466)	(1,050)	(946)
Total cost of sales	(22,470)	(23,972)	(6,291)	(6,543)
Gross profit	9,325	10,940	2,470	2,597
Selling, general and administrative expenses	(5,528)	(5,822)	(1,556)	(1,502)
Other income (expense), net	329	(566)	(116)	(636)
Earnings before interest and taxes	4,126	4,552	798	459
Interest and dividend income	121	315	28	65
Interest and other finance expense	(127)	(349)	(31)	(210)
Income from continuing operations before taxes	4,120	4,518	795	314
Provision for taxes	(1,001)	(1,119)	(170)	(5)
Income from continuing operations, net of tax	3,119	3,399	625	309
Income (loss) from discontinued operations, net of tax	17	(21)	(9)	(20)
Net income	3,136	3,378	616	289
Net income attributable to noncontrolling interests	(235)	(260)	(76)	(76)
Net income attributable to ABB	2,901	3,118	540	213

Amounts attributable to ABB shareholders:
Income from continuing operations, net of tax	2,884	3,142	549	234
Income (loss) from discontinued operations, net of tax	17	(24)	(9)	(21)
Net income	2,901	3,118	540	213

Basic earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax	1.26	1.37	0.24	0.10
Income (loss) from discontinued operations, net of tax	0.01	(0.01)	0.00	(0.01)
Net income	1.27	1.36	0.24	0.09

Diluted earnings per share attributable to ABB shareholders:
Income from continuing operations, net of tax	1.26	1.37	0.24	0.10
Income (loss) from discontinued operations, net of tax	0.01	(0.01)	0.00	(0.01)
Net income	1.27	1.36	0.24	0.09

Average number of shares (in millions) used to compute:
Basic earnings per share attributable to ABB shareholders	2,284	2,287	2,286	2,283
Diluted earnings per share attributable to ABB shareholders	2,288	2,296	2,291	2,285

See Notes to the Interim Consolidated Financial Information

ABB Ltd Interim Consolidated Balance Sheets (unaudited)

($ in millions, except share data)	Dec. 31, 2009	Dec. 31, 2008

Cash and equivalents	7,119	6,399
Marketable securities and short-term investments	2,433	1,354
Receivables, net	9,451	9,245
Inventories, net	4,550	5,306
Prepaid expenses	236	237
Deferred taxes	900	920
Other current assets	540	776
Total current assets	25,229	24,237

Financing receivables, net	452	445
Property, plant and equipment, net	4,072	3,562
Goodwill	3,026	2,817
Other intangible assets, net	443	411
Prepaid pension and other employee benefits	112	73
Investments in equity method companies	49	68
Deferred taxes	1,052	1,120
Other non-current assets	293	278
Total assets	34,728	33,011

Accounts payable, trade	3,853	4,451
Billings in excess of sales	1,623	1,224
Accounts payable, other	1,326	1,292
Short-term debt and current maturities of long-term debt	161	354
Advances from customers	1,806	2,014
Deferred taxes	327	428
Provisions for warranties	1,280	1,105
Provisions and other current liabilities	2,603	3,467
Accrued expenses	1,600	1,569
Total current liabilities	14,579	15,904

Long-term debt	2,172	2,009
Pension and other employee benefits	1,179	1,071
Deferred taxes	328	355
Other non-current liabilities	1,997	1,902
Total liabilities	20,255	21,241

Stockholders’ equity:
Capital stock and additional paid-in capital	3,943	4,841
Retained earnings	12,828	9,927
Accumulated other comprehensive loss	(2,084)	(2,710)
Treasury stock, at cost (39,901,593 shares and 40,108,014 shares at December 31, 2009 and 2008, respectively)	(897)	(900)
Total ABB stockholders’ equity	13,790	11,158
Noncontrolling interests	683	612
Total stockholders’ equity	14,473	11,770
Total liabilities and stockholders’ equity	34,728	33,011

See Notes to the Interim Consolidated Financial Information

ABB Ltd Interim Consolidated Statements of Cash Flows (unaudited)

	Year ended		Three months ended
($ in millions)	Dec. 31, 2009	Dec. 31, 2008	Dec. 31, 2009	Dec. 31, 2008

Operating activities:
Net income	3,136	3,378	616	289
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	655	661	188	178
Pension and postretirement benefits	(28)	43	(27)	(3)
Deferred taxes	(56)	(199)	(45)	(421)
Net gain from sale of property, plant and equipment	(15)	(49)	(4)	(15)
Income (loss) from equity accounted companies	2	(15)	1	(3)
Other	(6)	233	7	169
Changes in operating assets and liabilities:
Trade receivables, net	256	(1,266)	84	(73)
Inventories, net	1,130	(800)	732	217
Trade payables	(718)	522	(15)	121
Billings in excess of sales	295	539	239	105
Provisions, net	(241)	677	129	814
Advances from customers	(316)	130	(298)	(219)
Other assets and liabilities, net	(67)	104	176	236
Net cash provided by operating activities	4,027	3,958	1,783	1,395

Investing activities:
Changes in financing receivables	(7)	7	(5)	8
Purchases of marketable securities (available-for-sale)	(243)	(1,081)	(184)	(694)
Purchases of marketable securities (held-to-maturity)	(918)	—	(119)	—
Purchases of short-term investments	(3,824)	(2,512)	(1,753)	(102)
Purchases of property, plant and equipment and intangible assets	(967)	(1,171)	(343)	(435)
Acquisition of businesses (net of cash acquired)	(209)	(653)	(54)	(101)
Proceeds from sales of marketable securities (available-for-sale)	79	110	16	32
Proceeds from maturity of marketable securities (available-for-sale)	855	—	—	—
Proceeds from maturity of marketable securities (held-to-maturity)	730	—	457	—
Proceeds from short-term investments	2,253	5,305	1,805	1,109
Proceeds from sales of property, plant and equipment	36	94	13	49
Proceeds from sales of businesses and equity accounted companies (net of cash disposed)	16	46	6	—
Other	(21)	(31)	(1)	—
Net cash provided by (used in) investing activities	(2,220)	114	(162)	(134)

Financing activities:
Net changes in debt with maturities of 90 days or less	(59)	(10)	(31)	(42)
Increase in debt	586	458	146	135
Repayment of debt	(705)	(786)	(182)	(145)
Issuance of shares	89	49	86	—
Purchase of treasury shares	—	(621)	—	(15)
Dividends paid in the form of nominal value reduction	(1,027)	(1,060)	—	—
Dividends paid to noncontrolling shareholders	(193)	(152)	(2)	(3)
Other	8	3	22	(60)
Net cash provided by (used in) financing activities	(1,301)	(2,119)	39	(130)

Effects of exchange rate changes on cash and equivalents	214	(230)	(43)	(79)
Adjustment for the net change in cash and equivalents in assets held for sale and in discontinued operations	—	26	—	—
Net change in cash and equivalents - continuing operations	720	1,749	1,617	1,052

Cash and equivalents beginning of period	6,399	4,650	5,502	5,347
Cash and equivalents end of period	7,119	6,399	7,119	6,399

Supplementary disclosure of cash flow information:
Interest paid	156	244	34	70
Taxes paid	1,090	1,065	261	272

See Notes to the Interim Consolidated Financial Information

ABB Ltd Interim Consolidated Statements of Changes in Stockholders’ Equity (unaudited)

			Accumulated other comprehensive loss
($ in millions)	Capital stock and additional paid-in capital	Retained earnings	Foreign currency translation adjustment	Unrealized gain (loss) on available-for- sale securities	Pension and other postretirement plan adjustments	Unrealized gain (loss) of cash flow hedge derivatives	Total accumulated other comprehensive loss	Treasury stock	Total ABB stockholders’ equity	Noncontrolling interests	Total stockholders’ equity
Balance at January 1, 2008	5,780	6,809	(906)	7	(486)	55	(1,330)	(302)	10,957	592	11,549
Comprehensive income:
Net income		3,118							3,118	260	3,378
Foreign currency translation adjustments			(754)				(754)		(754)	(41)	(795)
Foreign currency translation adjustments related to divestments of businesses			6				6		6		6
Effect of change in fair value of available-for-sale securities, net of tax				76			76		76	(1)	75
Unrecognized gain (loss) related to pensions and other postretirement plans, net of tax					(492)		(492)		(492)	1	(491)
Change in derivatives qualifying as cash flow hedges, net of tax						(216)	(216)		(216)		(216)
Total comprehensive income									1,738	219	1,957
Changes in noncontrolling interests									—	(45)	(45)
Dividends paid to noncontrolling shareholders									—	(154)	(154)
Dividends paid in the form of nominal value reduction	(1,060)								(1,060)		(1,060)
Shares repurchased under buyback program								(619)	(619)		(619)
Treasury stock transactions	(21)							21	—		—
Share-based payment arrangements	63								63		63
Issuance of shares	49								49		49
Call options	30								30		30
Balance at December 31, 2008	4,841	9,927	(1,654)	83	(978)	(161)	(2,710)	(900)	11,158	612	11,770

			Accumulated other comprehensive loss
($ in millions)	Capital stock and additional paid-in capital	Retained earnings	Foreign currency translation adjustment	Unrealized gain (loss) on available-for- sale securities	Pension and other postretirement plan adjustments	Unrealized gain (loss) of cash flow hedge derivatives	Total accumulated other comprehensive loss	Treasury stock	Total ABB stockholders’ equity	Noncontrolling interests	Total stockholders’ equity
Balance at January 1, 2009	4,841	9,927	(1,654)	83	(978)	(161)	(2,710)	(900)	11,158	612	11,770
Comprehensive income:
Net income		2,901							2,901	235	3,136
Foreign currency translation adjustments			598				598		598	12	610
Effect of change in fair value of available-for-sale securities, net of tax				(63)			(63)		(63)		(63)
Unrecognized loss related to pensions and other postretirement plans, net of tax					(90)		(90)		(90)	(2)	(92)
Change in derivatives qualifying as cash flow hedges, net of tax						181	181		181		181
Total comprehensive income									3,527	245	3,772
Changes in noncontrolling interests	(49)								(49)	20	(29)
Dividends paid to noncontrolling shareholders									—	(194)	(194)
Dividends paid in the form of nominal value reduction	(1,024)								(1,024)		(1,024)
Treasury stock transactions	(3)							3	—		—
Share-based payment arrangements	66								66		66
Issuance of shares	90								90		90
Call options	22								22		22
Balance at December 31, 2009	3,943	12,828	(1,056)	20	(1,068)	20	(2,084)	(897)	13,790	683	14,473

See Notes to the Interim Consolidated Financial Information

Notes to the Interim Consolidated Financial Information (unaudited)

Note 1. The Company and basis of presentation

ABB Ltd and its subsidiaries (collectively, the Company) together form a leading global company specializing in power and automation technologies that improve the performance of utility and industry customers, while lowering environmental impact. The Company works with customers to engineer and install networks, facilities and plants with particular emphasis on enhancing efficiency, reliability and productivity for customers who generate, convert, transmit, distribute and consume energy.

The Company’s Interim Consolidated Financial Information is prepared in accordance with United States of America generally accepted accounting principles (U.S. GAAP) for interim financial reporting. As such, the Interim Consolidated Financial Information does not include all the information and notes required under U.S. GAAP for annual consolidated financial statements. Therefore, such financial information should be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2008.

The preparation of financial information in conformity with U.S. GAAP requires management to make assumptions and estimates that directly affect the amounts reported in the Interim Consolidated Financial Information. The accounting estimates that require the Company’s most significant, difficult and subjective judgments include:

•      assumptions and projections, principally related to future material, labor and project-related overhead costs, used in determining the percentage-of-completion on projects,

•      estimates of loss contingencies associated with litigation or threatened litigation and other claims and inquires, environmental damages, product warranties, regulatory and other proceedings,

•      assumptions used in the calculation of pension and postretirement benefits,

•      recognition and measurement of current and deferred income tax assets and liabilities (including the measurement of uncertain tax positions),

•      growth rates, discount rates and other assumptions used in the Company’s annual goodwill impairment test.

The actual results and outcomes may differ from the Company’s estimates and assumptions.

In the opinion of management, the Interim Consolidated Financial Information contains all necessary adjustments to present fairly the financial position, results of operations and cash flows for the reported interim periods.

The Interim Consolidated Financial Information is presented in United States dollars ($) unless otherwise stated. Certain amounts reported for prior periods in the Interim Consolidated Financial Information have been reclassified to conform to the current year’s presentation.

For the purposes of this Interim Consolidated Financial Information, the Company has evaluated subsequent events up to February 18, 2010.

Note 2. Accounting pronouncements

Noncontrolling interests in consolidated financial statements

As of January 1, 2009, the Company adopted a new accounting standard which changed the accounting and reporting for minority interests, which are recharacterized as noncontrolling interests and classified as a component of equity. This change was effective prospectively as of January 1, 2009, except for the presentation and disclosure requirements which apply retrospectively for all periods presented. As a result of the adoption, noncontrolling interests of $612 million were reclassified to stockholders’ equity at December 31, 2008. Income attributable to noncontrolling interests of $235 million and $260 million for the years ended December 31, 2009 and 2008, respectively, and $76 million for both the three months ended December 31, 2009 and 2008, is included in “Net income” and is deducted to arrive at “Net income attributable to ABB”.

Notes to the Interim Consolidated Financial Information (unaudited)

Business combinations

As of January 1, 2009, the Company adopted a new accounting standard for business combinations that have an acquisition date on or after January 1, 2009. Assets acquired, liabilities assumed, contractual contingencies and contingent consideration are recognized at their fair value on the acquisition date. Acquisition-related costs are recognized separately from the acquisition and expensed as incurred. Restructuring costs are expensed in periods subsequent to the acquisition date. Changes in deferred tax asset valuation allowances and acquired income tax uncertainties after the measurement period (the period after the acquisition date during which the acquirer may adjust the provisional amounts recognized for a business combination) impact income tax expense in periods subsequent to the acquisition date. Acquired in-process research and development is capitalized as an intangible asset and amortized over its estimated useful life.

Revenue recognition with multiple deliverable arrangements

In October 2009, a new accounting standard update on revenue recognition with multiple deliverable arrangements was issued which amends the criteria for separating consideration in multiple-deliverable revenue arrangements. It establishes a hierarchy of selling prices to determine the selling price of each specific deliverable that includes vendor-specific objective evidence (if available), third-party evidence (if vendor-specific evidence is not available), or estimated selling price if neither of the first two are available. This new standard also:

•      eliminates the residual method for allocating revenue between the elements of an arrangement and requires that arrangement consideration be allocated at the inception of the arrangement, and

•      expands the disclosure requirements regarding a vendor’s multiple-deliverable revenue arrangements.

This update is effective for arrangements entered into by the Company or materially modified on or after January 1, 2011. The Company is currently evaluating the impact of this update.

Revenue arrangements that include software elements

In October 2009, a new accounting standard update for the accounting of certain revenue arrangements that include software elements was issued. This update amends how to account for revenue arrangements that contain both hardware and software elements. This update modifies the existing rules to exclude (i) non-software components of tangible products and (ii) software components of tangible products that are sold, licensed, or leased with tangible products when the software components and non-software components of the tangible product function together to deliver the tangible product’s essential functionality. Undelivered elements in the arrangement related to the non-software components also are excluded from the software revenue guidance. This update is effective for arrangements entered into by the Company or materially modified on or after January 1, 2011. The Company is currently evaluating the impact of this update.

Note 3. Financial instruments

The Company uses fair value measurement principles to record certain financial assets and liabilities on a recurring basis. Financial assets and liabilities recorded at fair value on a recurring basis include foreign currency, commodity, interest rate and equity derivatives and available-for-sale securities.

Fair value is the price that would be received when selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various valuation techniques including the market approach (using observable market data for identical or similar assets and liabilities) and the income approach (discounted cash flow models). Inputs used to determine the fair value of assets and liabilities are defined by a three-level hierarchy depending on the reliability of those inputs. The Company has categorized its financial assets and liabilities measured at fair value within this hierarchy based on whether the inputs to the valuation technique are observable or unobservable. An observable input is based on market data obtained from independent sources, while an unobservable input reflects the Company’s assumptions about market data.

Notes to the Interim Consolidated Financial Information (unaudited)

The levels of the fair value hierarchy are as follows:

•      Level 1: Valuation inputs consist of quoted prices in an active market for identical assets or liabilities (observable quoted prices). Assets and liabilities valued using Level 1 inputs include exchange-traded equity securities, listed derivatives which are actively traded such as foreign exchange futures and most U.S. government securities.

•      Level 2: Valuation inputs consist of observable inputs (other than Level 1 inputs) such as actively quoted prices for similar assets, quoted prices in inactive markets and inputs other than quoted prices such as interest rate yield curves, credit spreads, or inputs derived from other observable data by interpolation, correlation, regression or other means. The adjustments applied to quoted prices or the inputs used in valuation models may be both observable and unobservable. In these cases, the fair value measurement is classified as Level 2 unless the unobservable portion of the adjustment or the unobservable input to the valuation model is significant, in which case the fair value measurement would be classified as Level 3. Assets and liabilities valued using Level 2 inputs include interest rate swaps, cross-currency swaps, commodity swaps, cash-settled call options, as well as foreign exchange forward contracts and foreign exchange swaps.

•      Level 3: Valuation inputs are based on the Company’s assumptions of relevant market data (unobservable input).

Whenever quoted prices involve bid-ask spreads, the Company ordinarily determines fair values based on mid-market quotes. However, for the purposes of determining the fair value of cash-settled call options serving as hedges of the Company’s management incentive plan, bid prices are used.

When determining fair values based on quoted prices in an active market, the Company considers if the level of transaction activity for the financial instrument has significantly decreased, or would not be considered orderly. In such cases, the resulting changes in valuation techniques would be disclosed. If the market is considered disorderly or if quoted prices are not available, the Company is required to use another valuation technique, such as an income approach.

The following table shows the fair value of financial assets and liabilities measured at fair value on a recurring basis:

	December 31, 2009
($ in millions)	Level 1	Level 2	Level 3	Total fair value

Assets
Available-for-sale securities in “Cash and equivalents”:
Debt securities — European government obligations	717	—	—	717
Debt securities — Corporate	—	324	—	324
Available-for-sale securities in “Marketable securities and short-term investments”:
Equity securities	49	37	—	86
Debt securities — U.S. government obligations	113	—	—	113
Debt securities — European government obligations	18	—	—	18
Debt securities — Other government obligations	3	—	—	3
Debt securities — Corporate	—	284	—	284
Current derivative assets in “Other current assets”	6	401	—	407
Non-current derivative assets in “Other non-current assets”	—	199	—	199
Total	906	1,245	—	2,151

Liabilities
Current derivative liabilities in “Provisions and other current liabilities”	7	242	—	249
Non-current derivative liabilities in “Other non-current liabilities”	—	67	—	67
Total	7	309	—	316

Notes to the Interim Consolidated Financial Information (unaudited)

	December 31, 2008
($ in millions)	Level 1	Level 2	Level 3	Total fair value

Assets
Available-for-sale securities in “Cash and equivalents”:
Debt securities — European government obligations	—	550	—	550
Available-for-sale securities in “Marketable securities and short-term investments”:
Equity securities	38	35	—	73
Debt securities — U.S. government obligations	100	—	—	100
Debt securities — European government obligations	17	934	—	951
Debt securities — Other government obligations	8	—	—	8
Debt securities — Corporate	5	124	—	129
Current derivative assets in “Other current assets”	5	640	—	645
Non-current derivative assets in “Other non-current assets”	—	200	—	200
Total	173	2,483	—	2,656

Liabilities
Current derivative liabilities in “Provisions and other current liabilities”	7	789	—	796
Non-current derivative liabilities in “Other non-current liabilities”	—	180	—	180
Total	7	969	—	976

The Company uses the following methods and assumptions in estimating fair values of financial assets and liabilities measured at fair value on a recurring basis:

•      Available-for-sale securities in “Cash and equivalents”: includes available-for-sale marketable debt securities, which are measured at fair value. If quoted market prices in active markets for identical assets are available, these are considered Level 1 inputs. If such quoted market prices are not available, fair value is determined using market prices for similar assets or present value techniques, applying an appropriate risk-free interest rate adjusted for nonperformance risk. The inputs used in present value techniques are observable and fall into the Level 2 category.

•      Available-for-sale securities in “Marketable securities and short-term investments”: includes available-for-sale marketable debt securities, equity securities and other marketable securities, such as fund investments. If quoted market prices in active markets for identical assets are available, these are considered Level 1 inputs. If such quoted market prices are not available, fair value is determined using market prices for similar assets or present value techniques, applying an appropriate risk-free interest rate adjusted for nonperformance risk. The inputs used in present value techniques are observable and fall into the Level 2 category.

•      Derivatives: the fair values of derivative instruments are determined using quoted prices of identical instruments from an active market, if available (Level 1). If quoted prices are not available, price quotes for similar instruments, appropriately adjusted, or a discounted cash flow methodology, based on available market data, or option pricing models are used. Cash-settled call options hedging the Company’s warrant appreciation rights liability are valued based on bid prices of the equivalent listed warrant. The fair values obtained using price quotes for similar instruments or valuation techniques represent a Level 2 input unless significant unobservable inputs are used.

Notes to the Interim Consolidated Financial Information (unaudited)

Note 4. Debt

In October 2009, the Company cancelled its existing $2 billion credit facility, originally entered into in 2005 and expiring in 2010, and replaced it with a new 3-year $2 billion multicurrency credit facility. Interest costs of drawings under the new facility are LIBOR, STIBOR or EURIBOR (depending on currency of drawings) plus a margin of 100 basis points, while commitment fees payable on the unused portion of the facility amount to 0.40% per annum. Utilization fees, payable on drawings, amount to 0.25% per annum on drawings over one-third but less than or equal to two-thirds of the total facility, or 0.50% per annum on drawings over two-thirds of the total facility. No utilization fees are payable on drawings less than one-third of the total facility.

Note 5. Commitments and contingencies

Contingencies — Environmental

The Company is engaged in environmental clean-up activities at certain sites arising under various United States and other environmental protection laws and under certain agreements with third parties. In some cases, these environmental remediation actions are subject to legal proceedings, investigations or claims, and it is uncertain to what extent the Company is actually obligated to perform. Provisions for these unresolved matters have been set up if it is probable that the Company has incurred a liability and the amount of loss can be reasonably estimated. Estimated losses for environmental obligations are not discounted to their present value because the timing of payments cannot be reasonably estimated. If a provision has been recognized for any of these matters the Company records an asset when it is probable that it will recover a portion of the costs expected to be incurred to settle them. Management is of the opinion, based upon information presently available, that the resolution of any such obligation and non-collection of recoverable costs would not have a further material adverse effect on the Company’s consolidated financial statements.

Contingencies related to former Nuclear Technology business

The Company retains liabilities for certain specific environmental remediation costs at two sites in the United States that were operated by its former subsidiary, ABB CE-Nuclear Power Inc., which the Company sold to British Nuclear Fuels PLC (BNFL) in 2000. Pursuant to the sale agreement with BNFL, the Company has retained the environmental liabilities associated with its Combustion Engineering, Inc. subsidiary’s Windsor, Connecticut, facility and agreed to reimburse BNFL for a share of the costs that BNFL incurs for environmental liabilities associated with its former Hematite, Missouri, facility. The primary environmental liabilities associated with these sites relate to the costs of remediating radiological and chemical contamination. Such costs are not incurred until a facility is taken out of use and generally are incurred over a number of years. Although it is difficult to predict with accuracy the amount of time it may take to remediate this contamination, based on available information, the Company believes that it may take until 2012 at the Windsor site and until 2015 at the Hematite site.

Under the terms of the sale agreement, BNFL is responsible to have the remediation of the Hematite site performed in a cost efficient manner and pursue recovery of remediation costs from other potentially responsible parties as conditions for obtaining cost sharing contributions from the Company. Westinghouse Electric Company LLC (Westinghouse), BNFL’s former subsidiary, now oversees remediation activities at the Hematite site. Westinghouse was acquired during 2006 by a consortium led by Toshiba Corporation, Japan. During the 2007 through 2009 period, Westinghouse’s efforts were focused on modifying, finalizing and obtaining regulatory approval of its draft decommissioning plan for the Hematite site.

During 2007, the Company reached an agreement with U.S. government agencies to transfer oversight of the remediation of the portion of the Windsor site under the U.S. Government’s Formerly Utilized Sites Remedial Action Program from the U.S. Army Corps of Engineers to the Nuclear Regulatory Commission which has oversight responsibility for the remaining radiological areas of that site and the Company’s radiological license for the site.

Contingencies related to other present and former facilities primarily in North America

The Company is involved in the remediation of environmental contamination at present or former facilities, primarily in the United States. The clean up of these sites involves primarily soil and

Notes to the Interim Consolidated Financial Information (unaudited)

groundwater contamination. A significant proportion of the provisions in respect of these contingencies reflect the provisions of an acquired company. Substantially all of the acquired entity’s remediation liability is indemnified by a prior owner. Accordingly, an asset equal to this remediation liability is included in “Other non-current assets”.

The impact of the above environmental obligations on “Income (loss) from discontinued operations, net of tax”, was a charge of $11 million and $9 million for the year and three months ended December 31, 2009, and was not significant for the year and three months ended December 31, 2008. The impact of the above obligations on “Income from continuing operations, net of tax”, was not significant for the year and three months ended December 31, 2009 and 2008.

The total effect of the above Nuclear Technology and other environmental obligations on the Company’s Consolidated Statements of Cash Flows was as follows:

	Year ended December 31,		Three months ended December 31,
($ in millions)	2009	2008	2009	2008

Cash expenditures:
Nuclear Technology business	11	4	4	1
Various businesses	18	8	6	3
	29	12	10	4

The Company has estimated 2010 expenditures to be $29 million.

The total effect of the above Nuclear Technology and other environmental obligations on the Company’s Consolidated Balance Sheets was as follows:

	December 31,
($ in millions)	2009	2008

Provision balance relating to:
Nuclear Technology business	230	241
Various businesses	67	52
	297	293
Environmental provisions included in:
Provisions and other current liabilities	29	46
Other non-current liabilities	268	247
	297	293

Asbestos obligations

The Company’s Combustion Engineering, Inc. subsidiary (CE) was a co-defendant in a large number of lawsuits claiming damage for personal injury resulting from exposure to asbestos. A smaller number of claims were also brought against the Company’s former Lummus subsidiary as well as against other entities of the Company. Separate plans of reorganization for CE and Lummus, as amended, were filed under Chapter 11 of the U.S. Bankruptcy Code. The CE plan of reorganization and the Lummus plan of reorganization (collectively, the Plans) became effective on April 21, 2006 and August 31, 2006, respectively.

Under the Plans, separate personal injury trusts were created and funded to settle future asbestos related claims against CE and Lummus and on the respective Plan effective dates, channeling injunctions were issued pursuant to Section 524(g) of the U.S. Bankruptcy Code under which all present and future asbestos-related personal injury claims filed against the Company and its affiliates and certain other entities that relate to the operations of CE and Lummus are channeled to the CE Asbestos PI Trust or the Lummus Asbestos PI Trust, respectively.

Notes to the Interim Consolidated Financial Information (unaudited)

The effect of asbestos obligations on the Company’s Consolidated Income Statements and Statements of Cash Flows was as follows:

	Year ended December 31,		Three months ended December 31,
($ in millions)	2009	2008	2009	2008

Income (loss) from discontinued operations, net of tax	—	(31)	—	(31)

Cash expenditures	1	100	1	25

The effect of asbestos obligations on the Company’s Consolidated Balance Sheets was as follows:

	December 31,
($ in millions)	2009	2008
Asbestos provisions included in:
Provisions and other current liabilities	28	4
Other non-current liabilities	25	50
	53	54

Included in the asbestos provisions above are two additional payments of $25 million each to the CE Asbestos PI Trust for which the Company is liable on a contingent basis. One additional payment of $25 million is payable in 2010 or 2011 if the Company attains an earnings before interest and taxes (EBIT) margin of 9% for 2009 or 14% in 2010. The other payment of $25 million is payable in 2011 if the Company attains an EBIT margin of 9.5% in 2010. During 2008, the Company recorded both of these contingent payment obligations as, based on forecasted financial results, it expected to achieve the target EBIT margins in 2009 and 2010. If the Company is found by the U.S. Bankruptcy Court (the Bankruptcy Court) to have defaulted on its asbestos payment obligations, the CE Asbestos PI Trust may petition the Bankruptcy Court to terminate the CE channeling injunction and the protections afforded by that injunction to the Company and other entities of the Company, as well as certain other entities, including Alstom SA.

Contingencies — Regulatory, Compliance and Legal

Gas Insulated Switchgear business

In May 2004, the Company announced that it had undertaken an internal investigation which uncovered that certain of its employees together with employees of other companies active in the Gas Insulated Switchgear business were involved in anti-competitive practices. The Company has reported such practices upon identification to the appropriate antitrust authorities, including the European Commission. The European Commission announced its decision in January 2007 and granted the Company full immunity from fines assessed to the Company of euro 215 million under the European Commission’s leniency program.

The Company continues to cooperate with other antitrust authorities in several locations globally, including Brazil, which are investigating anti-competitive practices related to Gas Insulated Switchgear. At this stage of the proceedings, no reliable estimate of the amount of potential fines, if any, can be made.

Power Transformers business

The European Commission has recently concluded an investigation into alleged anti-competitive practices of certain manufacturers of power transformers. The European Commission announced its decision in October 2009 and fined the Company euro 33.75 million (equivalent to $49 million on date of payment).

The German Antitrust Authority (Bundeskartellamt) and other antitrust authorities are also reviewing those alleged practices which relate to the German market and other markets. Management is cooperating fully with the authorities in their investigations. The Company anticipates that the German Antitrust Authority’s review will result in an unfavorable outcome with respect to the alleged anti-competitive practices and expects that a fine will be imposed. At this stage of the proceedings with the other antitrust authorities, no reliable estimate of the amount of potential fines, if any, can be made.

Notes to the Interim Consolidated Financial Information (unaudited)

Cables business

The Company’s cables business is under investigation for alleged anti-competitive practices. Management is cooperating fully with the antitrust authorities in their investigations. An informed judgment about the outcome of these investigations or the amount of potential loss for the Company, if any, relating to these investigations cannot be made at this stage.

FACTS business

In January 2010, the European Commission conducted raids at the premises of the Company’s flexible alternating current transmission systems (FACTS) business in Sweden as part of its investigation into alleged anti-competitive practices of certain FACTS manufacturers. Management is cooperating fully with the European Commission in its investigation. An informed judgment about the outcome of this investigation or the amount of potential loss for the Company, if any, relating to this investigation cannot be made at this stage.

Suspect payments

In April 2005, the Company voluntarily disclosed to the United States Department of Justice (DoJ) and the United States Securities and Exchange Commission (SEC) certain suspect payments in its network management unit in the United States. Subsequently, the Company made additional voluntary disclosures to the DoJ and the SEC regarding suspect payments made by other Company subsidiaries in a number of countries in the Middle East, Asia, South America and Europe as well as by its former Lummus business. These payments were discovered by the Company as a result of the Company’s internal audit program and compliance reviews. The payments may be in violation of the Foreign Corrupt Practices Act or other applicable laws. The Company is cooperating with the relevant authorities regarding these issues and is continuing its internal investigations and compliance reviews. The Company anticipates an unfavorable outcome with respect to the investigation of these suspect payments and expects that fines will be imposed.

Earnings overstatement in an Italian subsidiary

In September 2004, the Company restated its Consolidated Financial Statements for all prior periods as a result of earnings overstatements by a business unit of the Company’s Power Products division (part of the former Power Technologies division) in Italy. The restatement followed an internal investigation by the Company which revealed that the business unit had overstated earnings before interest and taxes and net income, as well as that certain employees had participated in arranging improper payments to an employee of an Italian power generation company in order to obtain a contract. The Company reported this matter to the Italian authorities, as well as to the SEC and the DoJ. In 2009, the Company settled matters with the Italian authorities and the case was dismissed. The Company cannot reasonably predict what action, if any, the SEC or the DoJ may take.

General

In addition, the Company is aware of proceedings, or the threat of proceedings, against it and others in respect of private claims by customers and other third parties alleging harm with regard to various actual or alleged cartel cases. Also, the Company is subject to other various legal proceedings, investigations, and claims that have not yet been resolved. With respect to the abovementioned regulatory matters and commercial litigation contingencies, the Company will bear the costs of the continuing investigations and any related legal proceedings.

At December 31, 2009 and 2008, the Company accrued aggregate liabilities of $309 million and $795 million, respectively, included in provisions and other current liabilities and in other non-current liabilities for the above regulatory, compliance and legal contingencies. The Company’s aggregate accrued liabilities at December 31, 2009, were impacted primarily by changes in the provisions relating to alleged anti-competitive practices, including, but not limited to, the European Commission’s decision in October 2009 on the power transformers business. As it is not possible to make an informed judgment on the outcome of certain matters and as it is not possible, based on information currently available to management, to estimate the maximum potential liability on other matters, there could be material adverse outcomes beyond the amounts accrued.

Guarantees

General

The following table provides quantitative data regarding the Company’s third-party guarantees. The maximum potential payments represent a “worst-case scenario”, and do not reflect management’s

Notes to the Interim Consolidated Financial Information (unaudited)

expected results. The carrying amount of liabilities recorded in the Consolidated Balance Sheets reflects the Company’s best estimate of future payments, which it may incur as part of fulfilling its guarantee obligations.

	December 31, 2009		December 31, 2008
($ in millions)	Maximum potential payments	Carrying amount of liabilities	Maximum potential payments	Carrying amount of liabilities

Performance guarantees	237	1	413	1
Financial guarantees	91	—	95	—
Indemnification guarantees	282	1	277	6
Total	610	2	785	7

Performance guarantees

Performance guarantees represent obligations where the Company guarantees the performance of a third party’s product or service according to the terms of a contract. Such guarantees may include guarantees that a project will be completed within a specified time. If the third party does not fulfill the obligation, the Company will compensate the guaranteed party in cash or in kind. Performance guarantees include surety bonds, advance payment guarantees and performance standby letters of credit. The significant performance guarantees are described below.

The Company retained obligations for guarantees related to the Power Generation business contributed in mid-1999 to the former ABB Alstom Power NV joint venture (Alstom Power NV). The guarantees primarily consist of performance guarantees, advance payment guarantees and other miscellaneous guarantees under certain contracts such as indemnification for personal injuries and property damages, taxes and compliance with labor laws, environmental laws and patents. The guarantees are related to projects which are expected to be completed by 2013 but in some cases have no definite expiration date. In May 2000, the Company sold its interest in Alstom Power NV to Alstom SA (Alstom). As a result, Alstom and its subsidiaries have primary responsibility for performing the obligations that are the subject of the guarantees. Further, Alstom, the parent company and Alstom Power NV, have undertaken jointly and severally to fully indemnify and hold harmless the Company against any claims arising under such guarantees. Management’s best estimate of the total maximum potential exposure of quantifiable guarantees issued by the Company on behalf of its former Power Generation business was approximately $99 million and $120 million at December 31, 2009 and 2008, respectively. The Company has not experienced any losses related to guarantees issued on behalf of the former Power Generation business.

The Company retained obligations for guarantees related to the Upstream Oil and Gas business sold in 2004. The guarantees primarily consist of performance guarantees and have original maturity dates ranging from one to seven years. The maximum amount payable under the guarantees was approximately $98 million and $239 million at December 2009 and 2008, respectively. The Company has the ability to recover potential payments under these guarantees through certain backstop guarantees. The maximum potential recovery under these backstop guarantees was approximately $6 million and $16 million at December 31, 2009 and 2008, respectively.

The Company retained obligations for guarantees related to the Building Systems business in Germany sold in 2007. The guarantees primarily consist of performance guarantees and have original maturity dates ranging from one to thirteen years. The maximum amount payable under the guarantees was approximately $38 million and $54 million at December 31, 2009 and 2008, respectively.

Financial guarantees

Financial guarantees represent irrevocable assurances that the Company will make payment to a beneficiary in the event that a third party fails to fulfill its financial obligations and the beneficiary under the guarantee incurs a loss due to that failure.

At December 31, 2009 and 2008, the Company had $91 million and $95 million, respectively, of financial guarantees outstanding. Of each of those amounts, $22 million was issued on behalf of companies in

Notes to the Interim Consolidated Financial Information (unaudited)

which the Company currently has or formerly had an equity interest. The guarantees have various maturity dates. The majority of the durations run to 2013, with the longest expiring in 2021.

Indemnification guarantees

The Company has indemnified certain purchasers of divested businesses for potential claims arising from the operations of the divested businesses. To the extent the maximum loss related to such indemnifications could not be calculated, no amounts have been included under maximum potential payments in the table above. Indemnifications for which maximum losses could not be calculated include indemnifications for legal claims.

The Company delivered to the purchasers of Lummus guarantees related to assets and liabilities divested in 2007. The maximum liability at each of December 31, 2009 and 2008, of $50 million, relating to these businesses will reduce over time, pursuant to the sales agreements.

The Company delivered to the purchasers of its interest in Jorf Lasfar guarantees related to assets and liabilities divested in 2007. The maximum liability at December 31, 2009 and 2008, of $145 million and $143 million, respectively, relating to this business will reduce over time, pursuant to the sales agreement.

The Company delivered to the purchaser of the Reinsurance business guarantees related to assets and liabilities divested in 2004. The maximum liability at December 31, 2009 and 2008, of $87 million and $84 million, respectively, related to this business will reduce over time, pursuant to the sales agreement, and subject to foreign exchange fluctuations.

In addition, with respect to the sale of Lummus, the Company retained certain liabilities, including for potential fines and penalties connected with suspect payments made prior to completion of the sale. The Company has disclosed these suspect payments to the SEC and DoJ. The Company believes that an unfavorable outcome is likely and has recorded a provision as discussed in more detail in the “Suspect payment” disclosures section above.

Product and order related contingencies

The Company calculates its provision for product warranties based on historical claims experience and specific review of certain contracts.

The reconciliation of the provision for warranties, including guarantees of product performance, is as follows:

($ in millions)	2009	2008

Balance at January 1,	1,105	1,121
Claims paid in cash or in kind	(234)	(173)
Net increase to provision for changes in estimates, warranties issued and warranties expired	365	203
Exchange rate differences	44	(46)
Balance at December 31,	1,280	1,105

Note 6. Employee benefits

The Company operates pension plans, including defined benefit, defined contribution and termination indemnity plans in accordance with local regulations and practices. These plans cover a large portion of the Company’s employees and provide benefits to employees in the event of death, disability, retirement, or termination of employment. Certain of these plans are multi-employer plans. The Company also operates other postretirement benefit plans in certain countries.

Some of these plans require employees to make contributions and enable employees to earn matching or other contributions from the Company. The funding policies of the Company’s plans are consistent with the local government and tax requirements. The Company has several pension plans that are not required to be funded pursuant to local government and tax requirements. The Company uses a December 31 measurement date for its plans.

Notes to the Interim Consolidated Financial Information (unaudited)

Net periodic benefit cost consisted of the following:

	Year end December 31,
	2009	2008	2009	2008
($ in millions)	Pension benefits		Other benefits

Service cost	154	177	2	2
Interest cost	432	438	13	13
Expected return on plan assets	(384)	(471)	—	—
Amortization of transition liability	—	—	1	1
Amortization of prior service cost	13	14	(11)	(11)
Amortization of net actuarial loss	71	13	6	5
Curtailments, settlements and special termination benefits	2	38	(8)	—
Net periodic benefit cost	288	209	3	10

	Three months ended December 31,
	2009	2008	2009	2008
($ in millions)	Pension benefits		Other benefits

Service cost	31	50	1	1
Interest cost	104	121	3	3
Expected return on plan assets	(89)	(135)	—	—
Amortization of transition liability	—	—	1	1
Amortization of prior service cost	2	6	(3)	(9)
Amortization of net actuarial loss	17	12	2	4
Curtailments, settlements and special termination benefits	—	11	—	—
Net periodic benefit cost	65	65	4	—

Employer contributions were as follows:

	Year ended December 31,
	2009	2008	2009	2008
($ in millions)	Pension benefits		Other benefits

Contributions to pension and other postretirement plans	307	273	13	16
Discretionary contributions to pension plans	49	54	—	—

	Three months ended December 31,
	2009	2008	2009	2008
($ in millions)	Pension benefits		Other benefits

Contributions to pension and other postretirement plans	75	106	3	6
Discretionary contributions to pension plans	33	54	—	—

The Company expects to contribute approximately $270 million and $18 million to its pension benefit plans and other benefit plans, respectively, in 2010.

Notes to the Interim Consolidated Financial Information (unaudited)

Note 7. Stockholders’ equity

During 2009, a bank holding call options related to management incentive plan launches during 2003 and 2004 which had been issued at fair value and with strike prices of CHF 7.00 and CHF 7.50, respectively, exercised a portion of the calls held. As a result, approximately 1 million shares were issued and there was an increase in capital stock and additional paid-in capital of approximately $7 million.

In the fourth quarter of 2009, the Company issued 5.5 million shares from contingent capital stock to its employees in connection with its employee share acquisition plan. This share issuance resulted in an increase in capital stock and additional paid-in capital of $83 million.

In February 2008, the Company announced a share-buyback program up to a maximum value of CHF 2.2 billion (equivalent to $2 billion at then-current exchange rates) with the intention of completing the buyback program prior to the Annual General Meeting of Shareholders in 2010 and of proposing the cancellation of the shares at that meeting. Up to December 31, 2008, a total of 22.675 million shares were repurchased under the program at a total cost of CHF 652 million ($619 million, using exchange rates effective at the respective repurchase dates). The repurchased shares are included in “Treasury stock”. In February 2009, the Company stated that given the market uncertainty, the Company was not actively pursuing new purchases under the program. Consequently, no repurchases took place in 2009.

As of January 1, 2009, the Company adopted a new accounting standard that changed the accounting for convertible debt instruments that contained cash settlement features. Under the previous accounting standards, such convertible debt, in its entirety, was accounted for on a historic cost basis. This new standard requires the issuer of such instruments to separately account, upon issuance, for the liability and the equity components of the convertible instrument. The liability component is calculated as the fair value of a similar debt instrument that does not have a conversion feature, while the equity component is the difference between the total net proceeds on issuance and the liability component. Consequently on issuance, the carrying amount of the bonds may be less than par and, over the period to maturity of the bonds, this discount on issuance is amortized to interest expense so that interest expense during the life of the bonds reflects the issuer’s borrowing rate for nonconvertible debt.

Under the new accounting standard, if an instrument within its scope is derecognized prior to maturity, the settlement consideration (shares, cash or a combination of both) transferred to bondholders is calculated and allocated to the liability component and equity component of the debt as follows:

•      The amount of the consideration allocated to the liability component is the fair value, immediately prior to extinguishment, of a similar debt instrument that does not have a conversion feature. Any difference between this amount and the sum of the carrying amount of the liability and the unamortized issuance costs, is recognized in the income statement as a gain (loss) on debt extinguishment.

•      The remaining settlement consideration is allocated to the reacquisition of the equity component and recognized as a reduction in stockholders’ equity.

At December 31, 2009 and 2008, the Company did not have any convertible debt instruments outstanding. However, the Company adopted the provisions of the new standard on a retroactive basis to January 1, 2007, as they related to the Company’s 1 billion Swiss francs 3.5% Convertible Bonds (issued in 2003 and due 2010) fully converted by bondholders in 2007. Separately accounting for the equity component on issuance resulted in a discount on issuance of the bonds and subsequent accretion to par over the original life of the bonds. The total impact on the Company’s 2007 Consolidated Income Statement was a loss of $146 million. Consequently, as of January 1, 2008, retained earnings were reduced by $146 million and there was a corresponding increase in “Capital stock and additional paid-in capital”, with total stockholders’ equity remaining unchanged.

Notes to the Interim Consolidated Financial Information (unaudited)

Note 8. Operating segment data

The Chief Operating Decision Maker (CODM) is the Company’s Executive Committee. The CODM allocates resources to, and assesses the performance of, each operating segment using the information outlined below. The Company’s operating segments consist of Power Products, Power Systems, Automation Products, Process Automation and Robotics. The remaining operations of the Company are included in Corporate and Other.

•      Power Products manufactures and sells high- and medium-voltage switchgear and apparatus, circuit breakers for all current and voltage levels, power and distribution transformers and sensors for electric, gas and water utilities and for industrial and commercial customers.

•      Power Systems designs, installs and upgrades high-efficiency transmission and distribution systems and power plant automation and electrification solutions, including monitoring and control products and services and incorporating components manufactured by both the Company and by third parties.

•      Automation Products produces low-voltage switchgear, breakers, switches, control products, DIN-rail components, enclosures, wiring accessories, instrumentation, drives, motors, generators, power electronics systems and services related to these products that help customers to increase productivity, save energy and increase safety.

•      Process Automation develops and sells control, plant optimization, automation products and solutions, industry specific application knowledge and services for the oil, gas and petrochemicals, metals and minerals, marine and turbocharging, pulp and paper, and utility automation industries.

•      Robotics offers robot products, systems and service for the automotive and other manufacturing industries.

•      Corporate and Other includes headquarters, central research and development, the Company’s real estate activities, Group treasury operations and other minor activities.

The Company evaluates the performance of its segments based on earnings before interest and taxes, which excludes interest and dividend income, interest and other finance expense, provision for taxes and income (loss) from discontinued operations, net of tax. The Company presents segment revenues, earnings before interest and taxes, and total assets. The Company accounts for intersegment sales and transfers as if the sales and transfers were to third parties, at current market prices.

The following tables summarize the information for each segment:

	Year ended December 31, 2009				December 31, 2009
($ in millions)	Third party revenues	Intersegment revenues	Total revenues	Earnings before interest and taxes(1)	Total assets(1)

Power Products	9,370	1,869	11,239	1,969	6,918
Power Systems	6,356	193	6,549	388	4,617
Automation Products	7,897	1,033	8,930	1,330	5,768
Process Automation	7,150	197	7,347	685	4,336
Robotics	959	11	970	(296)	568
Corporate and Other	63	1,504	1,567	50	12,521
Intersegment elimination	—	(4,807)	(4,807)	—	—
Consolidated	31,795	—	31,795	4,126	34,728

Notes to the Interim Consolidated Financial Information (unaudited)

	Year ended December 31, 2008				December 31, 2008
($ in millions)	Third party revenues	Intersegment revenues	Total revenues	Earnings before interest and taxes(1)	Total assets(1)

Power Products	9,866	2,024	11,890	2,100	7,136
Power Systems	6,673	239	6,912	592	4,402
Automation Products	9,100	1,150	10,250	1,908	5,782
Process Automation	7,574	241	7,815	926	4,384
Robotics	1,612	30	1,642	9	910
Corporate and Other	87	1,606	1,693	(983)	10,397
Intersegment elimination	—	(5,290)	(5,290)	—	—
Consolidated	34,912	—	34,912	4,552	33,011

(1) Earnings before interest and taxes, and total assets are after intersegment eliminations.

	Three months ended December 31, 2009
($ in millions)	Third party revenues	Intersegment revenues	Total revenues	Earnings before interest and taxes(1)

Power Products	2,608	501	3,109	495
Power Systems	1,853	55	1,908	66
Automation Products	2,197	251	2,448	351
Process Automation	1,854	54	1,908	199
Robotics	233	(2)	231	(188)
Corporate and Other	16	375	391	(125)
Intersegment elimination	—	(1,234)	(1,234)	—
Consolidated	8,761	—	8,761	798

	Three months ended December 31, 2008
($ in millions)	Third party revenues	Intersegment revenues	Total revenues	Earnings before interest and taxes(1)

Power Products	2,694	514	3,208	444
Power Systems	1,842	60	1,902	181
Automation Products	2,165	319	2,484	422
Process Automation	2,031	57	2,088	240
Robotics	394	13	407	(73)
Corporate and Other	14	394	408	(755)
Intersegment elimination	—	(1,357)	(1,357)	—
Consolidated	9,140	—	9,140	459

(1) Earnings before interest and taxes are after intersegment eliminations.

The Company does not segregate revenues derived from transactions with external customers for each type or group of products and services. Accordingly, it is not practicable for the Company to present revenues from external customers by product and service type.

2010 Realignment of automation segments

In November 2009, the Company announced a reorganization of its automation segments to align their activities more closely with those of its customers.

Effective January 1, 2010, the businesses previously in the Automation Products and Robotics segments have been regrouped into two new segments — the Discrete Automation and Motion segment, and the Low Voltage Products segment. The Process Automation segment remains unchanged except for the addition of the instrumentation business from the previous Automation Products segment.

October - December 2009 – Q4

ABB Ltd announces that the following members of the Executive Committee or Board of Directors of ABB have purchased, sold or been granted ABB’s registered shares, warrants and warrant appreciation rights, in the following amounts:

Name	Date	Description	Purchased or Granted	Sold	Price
Michel Demaré*	16.11.2009	Shares	650		CHF	15.30
Diane de Saint Victor*	16.11.2009	Shares	650		CHF	15.30
Anders Jonsson*	16.11.2009	Shares	650		CHF	15.30
Anders Jonsson**	16.11.2009	Shares	650		CHF	15.30
Bernhard Jucker*	16.11.2009	Shares	650		CHF	15.30
Peter Leupp*	16.11.2009	Shares	650		CHF	15.30
Tom Sjökvist*	16.11.2009	Shares	650		CHF	15.30
Veli-Matti Reinikkala*	16.11.2009	Shares	700		USD	12.98
Hubertus von Grünberg ***	18.11.2009	Shares	9,985		CHF	21.04
Jacob Wallenberg ***	18.11.2009	Shares	2,475		CHF	21.04
Hans-Ulrich Märki ***	18.11.2009	Shares	9,064		CHF	21.04
Roger Agnelli ***	18.11.2009	Shares	2,475		CHF	21.04
Michel de Rosen***	18.11.2009	Shares	4,951		CHF	21.04
Bernd W. Voss ***	18.11.2009	Shares	3,336		CHF	21.04
Michael Treschow ***	18.11.2009	Shares	2,505		CHF	21.04
Louis R. Hughes ***	18.11.2009	Shares	2,475		CHF	21.04

Key:

*	Shares were purchased under the ABB Employee Share Acquisition Plan (ESAP)
**	Transaction by Ulla Jonsson, spouse of Anders Jonsson
***	Shares were granted as part of the ABB Ltd Director’s compensation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABB LTD

Date: February 19, 2010	By:	/s/ Michel Gerber
	Name:	Michel Gerber
	Title:	Group Senior Vice President and Head of Investor Relations

	By:	/s/ Richard A. Brown
	Name:	Richard A. Brown
	Title:	Group Senior Vice President and Chief Counsel Corporate & Finance